SEC Mail Processing Section
FEB 27 2014
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 22712

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2013** (MM/DD/YY) AND ENDING **December 31, 2013** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maxwell Simon, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 South Third Street, Suite 400E

Minneapolis	**MN**	**55415**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Goodmanson **612-805-0556**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

14049390

KW 3/21/2014

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

KW 3/25/14

OATH OR AFFIRMATION

I, Robert Goodmanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Simon, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

MONICA T. EKBERG
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL SIMON, INC

FINANCIAL STATEMENTS

Years Ended December 2013 and 2012

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Maxwell Simon, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Maxwell Simon, Inc. (the Company) which comprise the statements of financial condition as of December 31, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxwell Simon, Inc. as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company's significant operating losses and need to raise additional capital raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 24, 2014

MAXWELL SIMON, INC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 82,909	$ 86,150
Clearing deposit - cash	25,000	25,000
Receivable from clearing organization	42,260	14,711
Property and equipment, at cost, less accumulated depreciation of $30,600 and $25,200 in 2013 and 2012, respectively	6,631	11,380
Other assets	1,030	1,400
TOTAL ASSETS	$ 157,830	$ 138,641
LIABILITIES		
Accounts payable and accrued expenses	$ 8,902	$ 162
TOTAL LIABILITIES	8,902	162
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,564,663	1,484,663
TOTAL CAPITAL CONTRIBUTED	1,564,664	1,484,664
RETAINED EARNINGS (DEFICIT)	(1,415,736)	(1,346,185)
TOTAL STOCKHOLDER'S EQUITY	148,928	138,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 157,830	$ 138,641

See Notes to Financial Statements

MAXWELL SIMON, INC.

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Maxwell Simon, Inc. (the Company) is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

Maxwell Simon, Inc., a registered securities broker-dealer, is a wholly owned subsidiary of MSRJG Holdings, LLC (MSRJG).

The Company primarily acts as an introducing broker and dealer of securities who clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer. This clearing firm carries all the customers' accounts and maintains the related records.

The Company may from time to time provide investment banking services to a customer that exceeds 10% of revenue. During 2013 the Company provided services relating to a customer acquisition of a portfolio of securities that exceeded 20% of revenues.

Cash and cash equivalents - The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivables and credit policies – Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of trade date. Management has reviewed its outstanding receivable amounts and believes that all the receivables are collectible at December 31, 2013 and 2012.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

(1) Nature of business and significant accounting policies (continued)

Off-balance-sheet credit and market risk (continued) - The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Property and equipment – Property and equipment consists primarily of furniture, equipment and leasehold improvements. These assets are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of property and equipment is depreciated on a straight-line basis over the estimated useful lives of five to seven years. Total depreciation expense was $5,400 for both the years ended December 31, 2013 and 2012.

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the operating loss carryforwardss

Revenue Recognition:

Securities transactions - Commission income and related expenses for security transactions are recognized on the settlement date basis. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Investment banking services – Commissions recognized on investment banking services are recognized at the time the transaction closes, the time collection of commissions is assured.

Investment advisory services – Investment advisory services are billed and collected at the beginning of the calendar quarter for which the services are rendered.

Subsequent events policy - Subsequent events have been evaluated through February XX, 2014 which is the date the financial statements were issued.

(2) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At December 31, 2013, the Company's net capital of $141,267 was $41,267 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .063 to 1.

(3) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31, 2013	Years Ended December 31, 2012
Current income taxes		
Federal income taxes	$ (15,000)	$ (64,000)
State and local income taxes	(7,000)	(24,000)
Total current income tax expense	(22,000)	(88,000)
Deferred income taxes		
Change in deferred tax valuation allowance	22,000	(88,000)
Total deferred income tax expense	22,000	(88,000)
Total income tax expense	$ -	$ (176,000)
Deferred tax asset	$ 448,000	$ 426,000
Valuation allowance	(448,000)	(426,000)
Net deferred tax asset	$ -	$ -

The Company reviews and assesses its tax positions for positions taken or expected to be taken on it's tax returns. Based on this assessment the Company determines whether it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. The Company's federal and state income tax returns are generally open for examination for three years after the date of filing, including extensions.

(3) Income tax expense (continued)

The Company has a federal and state net operating loss carryforwards of $1,292,000 and $1,292,000, respectively, which begin to expire in 2023.

(4) Customer transactions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(5) Operating leases

The Company leases its office space under an operating lease which requires base monthly lease payments ranging from $3,798 to $4,405 over the lease term to October 31, 2018. In addition, the Company is required to pay common area charges.

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ended December 31,	
2014	$ 39,100
2015	44,200
2016	49,600
2017	51,100
2018	43,800
Thereafter	-
	$ 227,800

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ended December 31, 2013	2012
Base rentals	$ 52,000	$ 57,000
Common area charges	25,000	33,000
Total	$ 77,000	$ 90,000

(6) Stockholder's Equity

During the year ended December 31, 2013 MSRJG made capital contribution of $80,000.

(7) Risks And Uncertainties

The Company has incurred recurring operating losses and has accumulated a deficit of $1,416,000. During 2013, the Company incurred an operating loss of $70,000 and net cash used in operations of $83,000. The Company's ability to continue as a going concern is dependent upon its ability to raise capital and achieve a level of revenue sufficient to provide cash inflows to sustain operations. Management is focusing on raising capital, expanding its revenue base by added services and sales representatives and reducing expenses. There can be no assurance that any of management's plans as described above will be successfully implemented or that the Company will continue as a going concern. As a result of the above, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.